Stolt Offshore S.A.                                            [Graphic omitted]


NEWS RELEASE

          Stolt Offshore S.A. Closes Serimer Dasa Sale for $40 million

London, England - June 3, 2004 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock
Exchange: STO), announced that it had closed the sale of its automatic pipeline welding services business Serimer Dasa to an investment fund led by Lime Rock Partners. The sale will raise approximately $40 million before transaction costs.

Tom Ehret, Chief Executive Officer, said, "We are pleased to have concluded the sale of Serimer Dasa as part of our strategy to dispose of non-core assets and businesses. As part of this agreement, we have entered into a long term framework agreement with Serimer Dasa for automatic pipeline welding services on our ships, barges and fabrication yards and we look forward to continuing our successful relationship in executing our construction projects worldwide. We wish Serimer Dasa management and staff success in the continuation of their development under new ownership."

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Contacts:
Julian Thomson / Fiona Harris
Stolt Offshore S.A.
UK +44 1224 718436
US +1 877 603 0267 (toll free)
julian.thomson@stoltoffshore.com
--------------------------------
fiona.harris@stoltoffshore.com

Patrick Handley (UK)/Tim Payne (US)
Brunswick Group
UK +44 207 404 5959
US +1 212 333 3810
phandley@brunswickgroup.com
tpayne@brunswickgroup.com

Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
Societe Anonyme Holding, R.C. Luxembourg B 43172                     Page 1 of 1